Exhibit 99.1

Press Release

Chi-Med Highlights Oral Presentations at 2019 CSCO Annual Meeting

London: Wednesday, September 18, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) shares additional analyses from three completed and ongoing clinical studies of fruquintinib and savolitinib at the 22nd Annual Meeting of the Chinese Society of Clinical Oncology (“CSCO”) on September 18 to 22, 2019 in Xiamen, China.

Fruquintinib (Elunate®): Two subgroup analyses will be presented from the FRESCO study, a randomized, double-blind, placebo-controlled, multi-center, Phase III study of fruquintinib efficacy and safety in third-line or above colorectal cancer (“CRC”) patients.

Presentation Title 1:	Subgroup Analysis of Patients With Metastatic Colorectal Cancer Treated With Fruquintinib in the FRESCO Trial Who Had Liver Metastasis
Presenting Author:	Shukui Qin, Nanjing Chinese Medicine University Affiliated Bayi Hospital
Other Authors:

Jin Li, Rui-Hua Xu, Lin Shen, Jianming Xu, Yuxian Bai, Yanhong Deng, Lei Yang, Zhen-dong Chen, Haijun Zhong, Hongming Pan, Weijian Guo, Yongqian Shu, Ying Yuan, Jianfeng Zhou, Nong Xu, Tianshu Liu, Dong Ma, Changping Wu, Ying Cheng, Donghui Chen, Wei Li, Sanyuan Sun, Zhuang Yu, Peiguo Cao, Haihui Chen, Jiejun Wang, Shubin Wang, Hongbing Wang, Xia Qin, Ning Wang, Bin Zhang, Songhua Fan, Xiaojun Guo, Mengye Peng

Abstract #:	5278
Session:	Plenary session
Date:	Thursday, September 19, 2019
Time:	10:45 AM

The development of metastases is the main cause of death in patients with CRC, and about 70% of patients with CRC develop liver metastases during the course of their disease1,2. Abstract 5278 is a subgroup analysis to determine the benefit of fruquintinib to patients with liver metastases on study entry. Liver metastases were present in 69% of the patients recruited into the study.

Fruquintinib demonstrated a statistically significant increase in overall survival (“OS”; 8.61 vs. 5.98 months; hazard ratio = 0.59, 95% CI: 0.45-0.77, p<0.001) and progression-free survival (“PFS”; 3.71 vs 1.84 months; hazard ratio = 0.22, 95% CI: 0.17-0.30, p<0.001) as compared with placebo in CRC patients with liver metastasis, while the hepatotoxicity of fruquintinib was comparable with placebo in CRC patients with liver metastasis.

1 van de Velde CJH. Treatment of liver metastases of colorectal cancer. Annals of Oncology, Volume 16 (Supplement 2): ii144 – ii149, June 2005. doi:10.1093/annonc/mdi702.

2 Welch JP & Donaldson GA. The clinical correlation of an autopsy study of recurrent colorectal cancer. Annals of Surgery, 189(4), 496–502, 1979. doi:10.1097/00000658-197904000-00027.

Presentation Title 2:	Association Between Hand-Foot Skin Reaction and Survival Benefit of Fruquintinib in FRESCO Trial
Presenting Author:	Yuxian Bai, Harbin Medical University Cancer Hospital
Other Authors:

Jin Li, Shukui Qin, Yanhong Deng, Lei Yang, Rui-hua Xu, Zhendong Chen, Haijun Zhong, Hongming Pan, Weijian Guo, Yongqian Shu, Ying Yuan, Jianming Xu, Lin Shen, Ning Wang, Chao Zhu, Songhua Fan, Wei Gong, Wei Wang

Abstract #:	5517
Session:	CSCO CRC Expert Committee, CRC standardized treatment and MDT
Date:	Saturday, September 21, 2019
Time:	11:17 AM

Abstract 5517 is a subgroup analysis of the FRESCO results to explore whether patients in the fruquintinib group of the study experiencing hand-foot skin reaction (“HFSR”) saw a greater survival benefit. These reactions of any grade developed in 52% of patients who completed at least one cycle of fruquintinib treatment.

The analysis indicated that patients who reported HFSR had a greater survival benefit from fruquintinib, showing statistically significant benefit in both median OS (11.24 vs. 7.54 months; hazard ratio = 0.57, 95% CI: 0.42-0.78; p<0.001) and median PFS (5.49 vs 3.48 months; hazard ratio = 0.70, 95% CI: 0.54-0.91; p=0.008) compared to those that did not report HFSR.

Results of the FRESCO study were initially presented in an oral presentation at the American Society of Clinical Oncology Annual Meeting on June 5, 2017 and published in The Journal of the American Medical Association, JAMA, in June 2018 (clinicaltrials.gov identifier: NCT02314819).

Fruquintinib is a highly selective and potent oral inhibitor of vascular endothelial growth factor receptor (“VEGFR”) 1/2/3.  VEGFR inhibitors play a pivotal role in blocking tumor-related angiogenesis, cutting off the blood supply that a tumor needs to grow rapidly.  Fruquintinib has been designed to be a global best-in-class VEGFR inhibitor for many types of solid tumors.  It was designed to improve kinase selectivity in comparison to other approved small molecule tyrosine kinase inhibitors, to minimize off-target toxicities, improve tolerability and provide more consistent target coverage.  Chi-Med retains all rights to fruquintinib outside of China and is partnered with Eli Lilly and Company in China.

Savolitinib:

Presentation Title:	Phase II Study of Savolitinib in Patients with NSCLC Harboring MET Exon 14 Skipping Mutations: Preliminary Efficacy and Safety Results
Presenting Author:	Shun Lu, Shanghai Chest Hospital, Shanghai Jiao Tong University
Other Authors:

Jian Fang, Xingya Li, Jianying Zhou, Lejie Cao, Ying Cheng, Liyan Jiang, Qisen Guo, Zongan Liang, Yuan Chen, Helong Zhang, Nong Yang, Hua Xu, Xin Zhang, Biao Wu, Jianhua Shi, Zhigang Han, Jianjin Huang, Zhixiong Yang, Xiaodong Zhang, Gongyan Chen, Yanping Hu, Jingxun Wu, Shan Zeng, Sanyuan Sun, Longzhen Zhang, Rui Ma, Xiaorong Dong, Di Zhang, Jing Li, Linfang Wang, Yongxin Ren, Weiguo Su

Abstract #:	5707
Session:	CSCO NSCLC Expert Committee, SCLC Expert Committee, MDT for liver cancer with ALK and other rare mutations
Date:	Friday, September 20, 2019
Time:	4:40 PM

Abstract 5707 highlights updated preliminary efficacy and safety results from the ongoing China Phase II study of savolitinib monotherapy in NSCLC patients with mesenchymal epithelial transition receptor (“MET”) Exon 14 skipping mutations who have failed prior systemic therapy or are unable to receive chemotherapy.

Savolitinib showed promising antitumor activity in this population with rapid and durable tumor response and disease control, anti-tumor activity in brain metastasis, and a generally tolerable safety profile with mostly grade 1 or 2 related treatment emergent adverse events.  The study continues to enroll patients.  Earlier results of this study were first presented on March 31, 2019 at the American Association of Cancer Research (AACR) Annual Meeting 2019 (clinicaltrials.gov identifier: NCT02897479).

Savolitinib is a potent and selective inhibitor of MET, an enzyme which has been shown to function abnormally in many types of solid tumors.  In clinical studies to date in over 1,000 patients globally, savolitinib has shown promising signs of clinical efficacy in patients with MET gene alterations in lung cancer, kidney cancer, and gastric cancer with an acceptable safety profile.  Chi-Med is currently testing savolitinib in global partnership with AstraZeneca, both as a monotherapy and in combinations.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 440 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Chi-Med is headquartered in Hong Kong and is dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market. For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib and savolitinib, plans to initiate clinical studies for fruquintinib and savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidates fruquintinib and savolitinib, including as a combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib and savolitinib for a targeted indication and the sufficiency of funding. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

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	Annie Cheng, Vice President	+1 (973) 567 3786
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	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500